

July 19, 2012

<u>Via E-mail</u>
Deborah Lofton Esq.
Vice President and General Counsel
Qlik Technologies Inc.
150 N. Radnor Chester Road, Suite E220
Radnor, Pennsylvania 19087

> **Re:** **Qlik Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 4, 2012**
> **File No. 001-34803**

Dear Ms. Lofton:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: <u>Via E-mail</u>
        Lars Bjork
        Qlik Technologies Inc.